RTN STEALTH SOFTWARE INC.

200 ‐ 8338 120th Street

Surrey, BC V3W 3N4

Tel: 604‐598‐0093 Fax: 604‐592‐6882

CNSX: RTN

OTCBB: RTNSF

FRANKFURT: IGN3

For Immediate Release July 8, 2010

RTN Stealth is registered as an official Interactive Brokers technology partner

VANCOUVER,  British  Columbia,  Canada  /July  8,  2010/ ‐‐  RTN  Stealth  Software  Inc.  (the

"Company" or "RTN Stealth") is pleased to announce that it has been registered as an official

Interactive Brokers technology partner for their Third party Commercial Tools program. STEALTH software has been listed on the Interactive Brokers Web site as a service to Interactive Brokers customers that would like to use add‐on technology for more efficient trading.

On behalf of RTN Stealth Software Inc.

“Michael Boulter”

Michael Boulter

President & COO

For additional information about RTN Stealth Software Inc., please contact us at (604) 598‐0093 or (905) 629‐1333 or visit us at www.rtnstealth.com.

Except for historic information, the matters discussed in this document contain certain forward‐looking statements.

These  statements  involve  known  and  unknown  risks,  delays,  uncertainties  and  other  factors  not  under  the

Corporation’s control that may cause actual results, levels of activity, performance or achievements to be materially different from the results, levels of activity, performance, achievements or expectations expressed or implied by these forward‐looking statements.

CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.